Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC.QB - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

February 17, 2015

BATTLE MOUNTAIN GOLD INC. ANNOUNCES GEOCHEMICAL RESULTS FROM
ITS LEWIS GOLD-SILVER PROPERTY IN NEVADA

Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce geochemical results from surface rock sampling, a ridge- and spur-soil program and selective sampling of diamond drill-holes completed previously by Madison Minerals Inc. over its Lewis gold-silver property, which lies near the town of Battle Mountain in Nevada. As presented in the news release, these results provide guidance in establishing drill targets for the Company’s 2015 exploration program.

At least eight mineralized zones were previously recognized in the Lewis property (Figure 1). The best understood gold-silver systems to date include the Virgin, Buena Vista, Meagher, White-Shiloh and Trinity structural zones, which are open along strike and at depth. Gold- and silver-bearing portions of these zones exceed 1,200 m for the Virgin; 1,300 m for Buena Vista; 650 m for Meagher; 900 m for White-Shiloh; and 1,700 m for Trinity. Recent geochemical sampling of these zones and news areas of mineralization indicate rock results of up to 99.9 g/t Au, 5600 g/t Ag, 11.8% Pb and 6.2% Zn (Figures 2 and 3). The samples were collected from steeply dipping, northerly- and northwesterly-striking fault and fracture zones that are typically illitic clay-altered and characterized by iron-oxides that have formed from the weathering of pyrite, galena, sphalerite and locally arsenopyrite. The outcrop samples are from zones 1 to 5 m wide that lie within broader belts of structure / hydrothermal alteration up to 75 m wide.

The results of 201 rock samples collected over the property are summarized as follows: Gold – 89 samples (44 % of all samples) contain > 1 g/t; 26 yield > 5 g/t; 11 contain > 10 g/t with maxima of 99.9, 53.4, 36.8 and 24.7 g/t Au. Silver – 90 samples (45%) contain > 50 g/t; 43 yield > 200 g/t; 17 contain > 500 g/t with maxima of 5600, 3620, 1810 and 1695 g/t Ag. Lead and Zinc – 73 samples contain > 1 % Pb with a maximum of 11.8%; 16 samples return > 1 % Zn with a maximum of 6.2 % Zn.

Silver values in rock up to 5600 g/t Ag and gold results up to 13.2 g/t Au characterize the Meagher zone in the western part of the property. This zone consists of two north-trending and west-dipping faults, each more than 650 m long. These mineralized structures and those of the Buena Vista system, with surface values of up to 24.7 g/t Au and 359 g/t Ag, extend to the south into the Fortitude copper-gold-silver mine, which is operated by Newmont Mining (Figure 4). The intersection of these mineralized structures with the reactive rocks that host ore in the Fortitude deposit represents an attractive drill target that lies from 100 to 250 m beneath surface in the Lewis property.

Recent Company exploration work has focussed on the Trinity area, which was historically mined near-surface for gold, silver and lead. The locus of mineralization occurs along the Trinity fault zone, which consists of steeply west-dipping normal faults that place sandstones of the Harmony Formation against siltstones and cherts of the Scott Canyon Formation (Figure 5). Both sequences contain sills of greenstone. The greenstone of the Scott Canyon Formation fractures easily and is a good host for gold-silver-lead-zinc mineralization. This prospective unit ranges from 100 m to > 150 m thick. The sub-horizontal Dewitt thrust, which places the Harmony Formation on top of the Scott Canyon Formation, also localizes mineralization. This contact lies at depth on the western side of the Trinity fault zone. The coherently mineralized portion of the Trinity fault zone exceeds 1,700 m in length. Mineralization in the Trinity area is inferred to have formed in an intermediate-sulfidation epithermal system related to the late Eocene felsic intrusions (e.g., Copper Canyon stock) that formed the Fortitude copper-gold-silver skarn, which is located about 2.5 km to the south-southwest of the southern part of the Trinity fault zone.

A total of 466 soil samples were collected along traverses oriented across the northerly-trend of the Trinity system. The samples are spaced every 8 m (25 ft) with every two samples composited to form 233 assay samples for a nominal spacing of 16 m (50 ft). The assay results indicate high values for gold, silver lead and zinc. The combined gold (Au > 100 ppb) and silver (Ag > 5 ppm) soil anomaly is localized along a north-northeasterly trending portion of Trinity fault zone and exceeds 1,700 m in strike-length with widths of up to 200 m. This anomalous gold-silver zone is supported by a coherent lead and zinc anomaly, using thresholds of 300 ppm Pb and 300 ppm Zn. Maximum soil results include 926 ppb Au, 86 ppm Ag, 0.7 % Pb and 0.1 % Zn. Rock chip samples from the Trinity return up to 14.1 g/t Au, 1490 g/t Ag, 5.4 % Pb and 1.6 % Zn.

A total of 14 diamond drill-holes were re-logged from the Virgin area in October, 2014 (Figure 6). The re-logging of these holes represents about 3,200 m or 50 % of the drill-core collected by Madison Minerals Inc. during 2003 to 2008. The focus of the campaign was to better define lithology, hydrothermal alteration, sulfide mineralization and structure in drill-core and to ensure consistency with the surface mapping recently completed by the Company.

A total of 59 selective samples of drill-core, over intervals that typically range from 30 to 200 cm in length, were analyzed during the re-logging program. The purpose of this selective sampling was to better determine the controls to mineralization and demonstrate that it is possible to visually recognize Au-Ag-bearing intervals in drill-core. In summary, 18 core samples (31% of samples) contain > 1 g/t Au; 8 yield > 5 g/t Au; and 6 return > than 10 g/t Au. Maximum gold results include 158, 43.1 and 16.6 g/t Au. Other elemental maxima consist of 437 g/t Ag, > 1 % As, 9.7 % Pb and 1.7 % Zn. Many of the high-grade results are from drill-holes MAD 83, 90, 137 and 147, which lie in the southern part of the resource area near the intersection of the steeply west-dipping Virgin fault (and parallel faults) with steeply southwesterly-dipping cross-faults (Figure 6). This region will be one of the areas in which the Company will focus future drilling, with an emphasis placed on delineating the high-grade mineralized shoots that are inferred to exist in the Virgin area.

The re-logging of drill-chips from past Madison reverse-circulation holes for the Virgin and Buena Vista area is planned for 2015. The first priority for this program includes 52 holes for 10,800 m or 38% of the RC-chips. The results of both the diamond drill-core and RC chip re-logging will be incorporated into the 3D geological model for the southern portion of the Lewis property.

The Company can now image in three-dimensions the results of a previous Quantec TITAN - IP survey from 2003 and a Zonge IP survey from 2007 completed over the Virgin and Buena Vista areas. Figure 7 shows a perspective-view of the Quantec magneto-telluric (MT) resistivity results for the southern part of the Lewis property, adjacent to the Fortitude open-pit. The Virgin and Buena Vista fault zones are characterized by low resistivity (high conductivity), which is consistent with significant volumes of sulfide mineral-bearing, clay-altered rock. There is a strong conductor that lies along the northern strike-extension of the Meagher fault zone (dashed black line in Figure 7), which will be tested by drilling. Reprocessing of the raw MT data from Quantec survey using modern algorithms is planned for early in 2015. This reprocessing will improve the resolution of the results and sharpen resistivity boundaries, which will assist in 3D geological modelling and drill-target delineation.

The Company has completed the digitizing of down-hole geology logs and multi-element assays for about 280 drill-holes completed by Hart River, Barrick and Sante Fe during the 1980s and 1990s. Most of the added holes are less than 150 m deep and collared in the Trinity, White-Shiloh, Hider and Circle Peak areas. The current digital drill-hole database, which includes 224 drill-holes in the Virgin-Buena Vista area, now totals approximately 500 drill-holes. This data will assist in the creation of 3D geological models for mineralized structures and favorable rock units in the southern part of the claim area, and ensure that high-grade gold-silver zones are targeted for diamond drilling. Preliminary 3D models have been created through the integration of Company surface mapping, the compilation of historic drill-hole data and the construction of more than 40 east-west oriented, geological cross-sections. These models will be improved in 2015 by incorporating the results of the RC chip re-logging program and the construction of additional cross-sections. The revised 3D geological models will serve as the basis for the design of a 3000 m diamond core drill-program.

The Lewis property consists of a 2,225 hectare (5,500 acre) land position directly north of Newmont’s Fortitude open-pit mine. As of December 31st, 2013, the combined reserves and resources of the Fortitude and other deposits in the Phoenix mine complex contain 271 metric tonnes of gold (8.7 million troy ounces Au), 3,614 metric tonnes of silver (116 million troy ounces Ag) and 1.03 million metric tonnes of copper (2.27 billion pounds Cu) as set out in Newmont’s 2013 Annual Report. The Lewis property consists of seven patented and 360 unpatented mining claims. Historic mining of gold, silver and base metals occurred along several northerly-trending lodes in the claim group.

The Company commenced exploration of the Lewis property in late June, 2014. The field-work completed to date consists of detailed geological surface mapping (1:2,000-scale), geochemical rock- and soil-sampling and drill-core re-logging, with an emphasis on the geometric controls to gold-silver-and base metal-bearing fault and fracture systems. These target structures cut across several rock formations that have properties conducive to metals deposition, including the same formations that host ore in the Fortitude mine, located directly to the south. The seven figures referred to in this news release are also posted on the Company website (www.battlemtngold.com) in addition to a new corporate presentation.

Chet Idziszek, President of Battle Mountain Gold Inc., comments:

“The extensive exploration work completed over the last two quarters on the Lewis gold-silver Property has outlined numerous high quality and large targets that are contiguous to, and on trend with, Newmont's large Fortitude-Phoenix open-pit operations.”

Qualified Person
Steve Garwin PhD, FAIG, FAusIMM, FSEG and Director of Battle Mountain Gold Inc. is a qualified person, as defined by NI 43-101. He is responsible for the preparation of the technical information in this news release.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”
Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Battle Mountain Gold Inc.

Prospect Locations and Geology

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Nevada, USA
Location Map
Lewis Property
1,600,000 survey ftE
1,610,000 survey ftE
R 43 E
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
T 32 N
T 31 N
Newmont
Newmont
Antler Peak
Circle Peak
White & Shiloh
Hider
Cow Canyon
Apex
Central Virgin
Trinity
Buena Vista South
Virgin
Meager
NEWMONT
Phoenix Mine Property
Fortitude Open Pit
Southwest Peak
Filipinni

Geological Explanation

Tag	Altered Granodiorite	Pap	Antler Peak Formation
Pj	Jory Member pf the Havallah Fm	Pb	Battle Formation
Pp	Pumpernickle Formation	Ch	Harmony Formation
Pem	Edna Mountain Formation	Dsc	Scott Canyon Formation

Symbols

- Contact
- Thrust fault
- Fault
- Anticline, showing crestline
- Syncline, showing crestline
- U.S. public lands survey grid (Township and Range)
- Mineralized zone
- Mine, open pit
- Ore body
- Claim boundary

5500 acres (2225 ha), 7 patented claims and 360 unpatented claims

N

1500m

Figure 1

Battle Mountain Gold Inc.

Gold in Rock-Chip

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Pap
Pb
Ch
11.5
11.0
36.8
White - Shiloh
99.9
13.5
Pp
Pe
Galena
14.1
Trinity
Apex
Ch
Qc
Dsc
Buena Vista
Virgin
53.4
11.9
14.1, 17.0, 24.7
Meagher
12.3
Tg
Pb
Ch
Tg
Fortitude open-pit
Geological Explanation
Colluvium (Qc)
Granodiorite (Tg)
Pumpernickle Fm (Pp)
Edna Mountain Fm (Pe)
Antler Peak Fm (Pap)
Battle Fm (Pb)
Harmony Fm (Ch)
Scott Canyon Fm (Dsc)
Thrust fault
Normal fault
Mine open-pit
Claim boundary
Au in rock (g/t)
> 10 (max = 99.9)
5 - 10
1 - 5
0.5 - 1
< 0.5
Size of square proportional to gold value
Values > 10 g/t Au are indicated
N
500m

Figure 2

Battle Mountain Gold Inc.

Silver in Rock-Chip

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Geological Explanation
Colluvium (Qc)
Granodiorite (Tg)
Pumpernickle Fm (Pp)
Edna Mountain Fm (Pe)
Antler Peak Fm (Pap)
Battle Fm (Pb)
Harmony Fm (Ch)
Scott Canyon Fm (Dsc)
Thrust fault
Normal fault
Mine open-pit
Claim boundary
Ag in rock (g/t)
> 500 (max = 5600)
200 - 500
50- 200
25 - 50
< 25
Size of square proportional to gold value
Values > 500 g/t Ag are indicated
N
500m
Pap
Pb
Ch
Pp
Pe
Galena
Qc
Dsc
Apex
Tg
White - Shiloh
Trinity
Virgin
Buena Vista
Meagher:
> 650 m zone
+ 500 g/t Ag
Fortitude open-pit
1390
1360
1205
1490
567
682
1140
614
637
546
1695
639
742
1260
758
515
5600, 3620, 1330, 548

Figure 3

Battle Mountain Gold Inc.

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Buena Vista – Meagher Zone

Newmont
BMG
Meagher
200 m
Buena Vista

Buena Vista – Meagher Zone, southwestern portion of the Lewis Property, showing north-trending and west-dipping fault zones. These high-grade Au-Ag structures (yellow dashed lines) extend to the south across the claim boundary (black dashed line, Newmont / BMG) into the Fortitude open-pit. Maximum rock-chip assay values for these areas include 24.7 g/t Au and 359 g/t Ag for the Buena Vista and 12.3 g/t Au and 5600 g/t Ag for the Meagher. The same favorable rock units that host the Fortitude deposit lie about 100 to 250 m below surface in the Lewis claim area. Photograph taken looking south-southeast.

Figure 4

Trinity Au-Ag Soil and Rock Results

Au/Geology
Harmony Fm.
Sandstone
1700 m
TFZ
Scott Canyon Fm.
Siltstone - Chert
Greenstone
N
500m
Au
25 ppb Au
50 ppb Au
100 ppb Au
Au in rock (g/t)
> 10 (max = 14.1)
5 - 10
1 - 5
0.5 - 1
< 0.5
Ag
5 ppm Ag
Au in soil (ppb)
> 100 (max = 926)
50 - 100
25 - 50
10 - 25
< 10

Figure 5

Battle Mountain Gold Inc.

Interpreted Geology and Faults, Virgin Zone

Based on re-logged diamond drill-holes and re-mapped surface geology

Geological Explanation as for previous figures

Bedding

Normal fault

Drill-hole Formations

- Granodiorite (Tg)
- Pumpernickle Fm (Pp)
- Edna Mountain Fm (Pem)
- Antler Peak Fm (Pap)
- Battle Fm (Pb)
- Harmony Fm (Ch)

Historic Results (g/t) from Re-logged Drill Holes

83 – 21m @ 6.9 Au, 64 Ag from 76 m

86 – 2m @ 8.3 Au, 61 Ag from 32 m

90 – 1m @ 11.7 Au, 89 Ag from 170 m

Pp
Ch
20
82
74
MAD-140
80
MAD-12
Virgin Fault
MAD-142
25
74
137
MAD-137
Pem
30
147
MAD-147
MAD-138
Pem
Pb
MAD-87
25
73
MAD-86
MAD-146
83
80
80
MAD-149
MAD-83
83
Qd (mine dump)
MAD-90
90
N
Tg
MAD-89
75 meters
MAD-84
Figure 6

New Au and Ag results (g/t) *:

83 – 158 Au, 437 Ag (79.9 - 80.5 m)

90 – 10.6 Au, 56 Ag (170.1 - 170.7 m)

147 – 11.1 Au, 20 Ag (165.5 - 166.4 m)

137 – 7.4 Au, 34 Ag (149.0 - 149.4 m)

* - from grab samples of stated drill-core intervals

Battle Mountain Gold Inc.

3D Geophysics – TITAN MT

(perspective-view, looking -75º towards the north)

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N
Z
E
500 m
Galena
Trinity
Fault
Buena Vista
Virgin
Meagher
BMG
Newmont
Fortitude open-pit
Au in rock (g/t)
> 10
5 - 10
1 - 5
0.5 - 1
< 0.5
MT (Ohm-m)
< 25
25 - 100
100 - 500
500 - 1000
> 1000

Figure 7

Note: Transparent (white) zones within magenta polygons indicate MT values of < 12 Ohm-m, which is highly conductive.